USIMINAS

USIMINAS # 82-3902

FGR-062/02
Belo Horizonte, December 13, 2002

03003099

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.Y.;
Washington D.C. 20549

SUPPL

Dear Sirs,

We are attaching the following information distributed to the Brazilian stock exchanges, CVM and shareholders by USIMINAS:

- Quarterly Information-ITR, (September 30, 2002)

PROCESSED
JAN 2 2 2003
THOMSON
FINANCIAL

Sincerely Yours,

Breno Júlio de Melo Milton
Investor Relations Manager

SEC MAIL PROCESSING
RECEIVED
JAN 07 2003
WASH. D.C. 55 SECTION

(A free translation of the original in Portuguese)

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR) September 30, 2002

PricewaterhouseCoopers
Rua dos Inconfidentes, 1190 9º
30140-120 Belo Horizonte, MG - Brasil
Caixa Postal 289
Telefone (31) 3269-1500
Fax (31) 3261-6950

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review of Quarterly Information

November 14, 2002

To the Board of Directors and Stockholders
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS for the quarters and periods ended September 30 and June 30, 2002 and September 30, 2001. This quarterly information is the responsibility of Company management. The determination of the composition of the technical reserves of Caixa dos Empregados da USIMINAS, which is the basis for the calculation of the actuarial liability was made by external actuarial consultants of Caixa, and our report, insofar as it relates to the calculation of this actuarial liability amounting to R$ 935,486 thousand at September 30, 2002 (R$ 909,466 thousand at June 30, 2002), is based exclusively on the reports of these consultants.

2 Our reviews were performed in accordance with the specific standards established by the Institute of Independent Auditors of Brazil - (IBRACON) and the Federal Accounting Council - (CFC), and mainly comprised: (a) inquiries of and discussions with the officials responsible for the accounting, financial and operating areas of the company with regard to the criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company's financial position and operations.

3 Based on our limited reviews and on the reports of the actuarial consultants referred to in paragraph 1, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting principles determined by Brazilian corporate legislation applicable to the preparation of quarterly information, consistent with the standards established by the Brazilian Securities Commission – (CVM).

PRICEWATERHOUSECOOPERS

4 As mentioned in Note 5 (d) to the quarterly information, the subsidiary Companhia Siderúrgica Paulista – COSIPA has to comply with certain loan covenants which if not met would cause the accelerated amortization of certain long-term domestic and foreign liabilities of both COSIPA and of the Company amounting, respectively, to R$ 1,263,286 thousand and R$ 954,790 thousand at September 30, 2002. The Company and COSIPA have discussed the situation with these creditors in order to assure that the financial conditions of the contracts are complied with, and have been successful in the renegotiations. Waivers of the restrictive clauses as at December 31, 2001, March 31, June 30 and September 30, 2002 were conceded by certain creditors. Consequently, the companies maintain these liabilities classified in long-term liabilities.

5 As mentioned in Note 1 to the quarterly information, on November 25, 1998 the stockholders of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS and of COSIPA approved the basic project for a corporate, financial, equity and operational restructuring, including, among other measures, the reallocation of assets and liabilities between them. Implementation of this project was approved by COSIPA stockholders on January 29, 1999. The steel activities continue to be conducted via separate stockholder groups.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Partner
Contador CRC RS044214 "S" MG

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2002

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY JUDGEMENT OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05
4 – Registration Number – NIRE		
31300013600		

01.02 – HEAD OFFICE

1 – FULL ADDRESS			2 – SUBURB OR DISTRICT	
Rua Prof. José Vieira de Mendonça, 3011			Eng. Nogueira	
3 – POSTAL CODE	4 – MUNICIPALITY		5 – STATE	
31310-260	Belo Horizonte		MG	
6 – AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
31	3499-8000			
11 – AREA CODE	12 – FAX	13 – FAX	14 – FAX	
31	3499-8475			
15 – E-MAIL				
usiminas@usiminas.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Address for correspondence with Company)

1 – NAME				
Paulo Penido Pinto Marques				
2 – FULL ADDRESS			3 – SUBURB OR DISTRICT	
Rua Prof. José Vieira de Mendonça, 3011			Eng. Nogueira	
4 – POSTAL CODE	5 – MUNICIPALITY			6 – STATE
31310-260	Belo Horizonte			MG
7 – AREA CODE	8 – TELEPHONE	9 – TELEPHONE	10 - TELEPHONE	11 - TELEX
31	3499-8775			
12 – AREA CODE	13 – FAX	14 – FAX	15 - FAX	
31	3499-8475			
16 – E-MAIL				
ppenido@usiminas.com.br				

01.04 –GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2002	12/31/2002	3	7/1/2002	9/30/2002	2	4/1/2002	6/30/2002

9 – INDEPENDENT ACCOUNTANT	10 - CVM CODE
PricewaterhouseCoopers Auditores Independentes	00287-9
11 - RESPONSIBLE PROFESSIONAL	12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE RESPONSIBLE PROFESSIONAL
Rogério Roberto Gollo	365.244.920-72

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2002

01.01 IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

01.05 – CAPITAL COMPOSITION

Number of shares (Units)	Current Quarter 9/30/2002	Prior quarter 6/30/2002	Same quarter in prior year 9/30/2001
Paid-up capital			
1 – Common	112,280,152	112,280,152	112,280,152
2 – Preferred	113,005,668	113,005,668	113,005,668
3 – Total	225,285,820	225,285,820	225,285,820
Treasury Stock			
4 – Common	561,482	561,482	561,482
5 – Preferred	9,628,926	9,628,926	9,628,926
6 – Total	10,190,408	10,190,408	10,190,408

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY
Commercial, industrial and other

2 – SITUATION
Operating

3 – NATURE OF OWNERSHIP
Private National

4 – ACTIVITY CODE
1140200 – Steel works

5 – MAIN ACTIVITY
Flat-rolled products

6 – TYPE OF CONSOLIDATION
Full

7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Without Qualifications

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – DATE APPROVED	4 – AMOUNT	5 – DATE OF PAYMENT	6 - TYPE OF SHARE	7 – YIELD PER SHARE

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2002

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

01.09 – SUBSCRIBED CAPITAL AND ALTERATION IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 – AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 –NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (UNITS)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
11/14/2002	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.02 - BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2002	4 -6/30/2002
1	Total assets	8,974,902	8,714,419
1.01	Current assets	2,092,040	1,486,970
1.01.01	Available funds	453,275	98,809
1.01.02	Receivables	775,272	677,994
1.01.02.01	Trade accounts receivable	645,076	569,009
1.01.02.02	Taxes recoverable	102,196	85,518
1.01.02.03	Securities receivable	28,000	23,467
1.01.03	Inventories	678,333	652,348
1.01.03.01	Finished products	207,001	211,495
1.01.03.02	Work in process	103,709	104,985
1.01.03.03	Raw materials	143,575	139,764
1.01.03.04	Supplies and maintenance materials	145,253	135,130
1.01.03.05	Imports in transit	62,511	46,695
1.01.03.06	Other	16,284	14,279
1.01.04	Other	185,160	57,819
1.01.04.01	Advances for supplies and services	7,810	7,999
1.01.04.02	Prepaid expenses	19,374	16,068
1.01.04.03	Financial instruments	157,976	33,752
1.02	Long-term receivables	1,861,923	1,616,593
1.02.01	Sundry receivables	19,710	19,340
1.02.01.01	Real estate debtors	2,463	2,629
1.02.01.02	Current accounts	17,247	16,711
1.02.02	Related companies	251,072	220,274
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	251,072	220,274
1.02.02.03	Other related companies	0	0
1.02.03	Other	1,591,141	1,376,979
1.02.03.01	Deferred income tax	892,521	892,521
1.02.03.02	Deferred social contribution	274,884	274,884
1.02.03.03	Deposits at law	83,882	74,925
1.02.03.04	Eletrobrás shares and loans	8,849	15,408
1.02.03.05	Fiscal incentive deposits	4,801	4,801
1.02.03.06	Properties for sale	44,484	44,484
1.02.03.07	Financial instruments	267,736	55,755
1.02.03.08	Other	13,984	14,201
1.03	Permanent assets	5,020,939	5,610,856
1.03.01	Investments	1,341,475	1,886,454
1.03.01.01	Associated companies	0	100,945

(A free translation of the original in Portuguese) | Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) | Corporate Legislation
QUARTERLY INFORMATION (ITR) | September 30, 2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.02 - BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 – DESCRIPTION	3 - 9/30/2002	4 –6/30/2002
1.03.01.01.01	Camargo Corrêa Cimentos S.A.	0	85,304
1.03.01.01.02	Consórcio Siderurgia Amazônia Ltd	0	15,641
1.03.01.02	Subsidiary companies	1,295,270	1,739,304
1.03.01.02.01	Cia Siderúrgica Paulista - COSIPA	649,238	1,153,729
1.03.01.02.02	Usiminas Mecânica S.A.	323,933	322,436
1.03.01.02.03	Usiminas International Ltd.	229,626	174,466
1.03.01.02.04	Usiminas Importação e Exportação S.A.	6,356	6,245
1.03.01.02.05	Usiparts S.A. – Sistemas Automotivos	0	8,612
1.03.01.02.06	Siderholding Participações Ltda.	25,435	23,529
1.03.01.02.07	RNcentro Participações Ltda.	19,858	25,798
1.03.01.02.08	Other	40,824	24,489
1.03.01.03	Other investments	46,205	46,205
1.03.02	Property, plant and equipment	3,679,464	3,724,402
1.03.02.01	In use	6,521,651	6,483,454
1.03.02.02	Depreciation	(3,011,085)	(2,950,530)
1.03.02.03	Construction in progress	168,898	191,478
1.03.03	Deferred charges	0	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2002

01.02 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 9/30/2002	4 - 6/30/2002
2	Total liabilities	8,974,902	8,714,419
2.01	Current liabilities	2,406,839	1,818,484
2.01.01	Loans and financings	1,816,672	1,307,272
2.01.02	Debentures	49,545	28,930
2.01.03	Suppliers	92,305	72,649
2.01.04	Taxes, charges and contributions	49,121	30,449
2.01.04.01	Taxes payable	31,868	19,678
2.01.04.02	Social security contributions	17,253	10,771
2.01.05	Dividends payable	352	600
2.01.06	Provisions	45,145	40,100
2.01.06.01	Labor liabilities	45,145	40,100
2.01.07	Payables to related companies	187,365	168,993
2.01.08	Other	166,334	169,491
2.01.08.01	Accounts payable	112,456	108,529
2.01.08.02	Taxes payable in installments	53,878	60,962
2.02	Long-term liabilities	4,138,413	3,782,481
2.02.01	Loans and financings	1,976,823	1,761,069
2.02.02	Debentures	425,728	395,198
2.02.03	Provisions	1,525,161	1,407,081
2.02.03.01	Contingent liabilities	384,263	353,251
2.02.03.02	Actuarial liability	935,486	909,466
2.02.03.03	Unsecured liabilities	205,412	144,364
2.02.04	Payables to related companies	0	26,560
2.02.05	Other	210,701	192,573
2.02.05.01	Deferred income tax	56,693	58,905
2.02.05.02	Current accounts	56,718	30,367
2.02.05.03	Taxes payable in installments	97,290	103,301
2.03	Deferred income	0	0
2.05	Stockholders' equity	2,429,650	3,113,454
2.05.01	Paid-up capital	1,221,000	1,221,000
2.05.01.01	Common shares	608,534	608,534
2.05.01.02	Preferred shares	612,466	612,466
2.05.02	Capital reserves	1,998,775	1,998,775
2.05.02.01	Share premium	2,030,862	2,030,862
2.05.02.02	Treasury stock	(181,611)	(181,611)
2.05.02.03	IPI Fiscal Incentive- Law 7554/86	149,524	149,524
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	153,892	153,892

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2002

01.02 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2002	4 - 6/30/2002
2.05.04.01	Legal	12,047	12,047
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	141,845	141,845
2.05.04.07.01	For investments and working capital	141,845	141,845
2.05.05	Accumulated losses	(944,017)	(260,213)

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2002

01.03 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

03.01 – STATEMENT OF INCOME (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 7/1/2002 to 9/30/2002	4 – 1/1/2002 to 9/30/2002	5 – 7/1/2001 to 9/30/2001	6 – 1/1/2001 to 9/30/2001
3.01	Gross sales and/or services	1,183,629	3,201,190	998,992	2,836,441
3.02	Deductions	(244,224)	(706,625)	(231,934)	(641,976)
3.03	Net sales and/or services	939,405	2,494,565	767,058	2,194,465
3.04	Cost of sales and/or services	(581,953)	(1,683,671)	(488,627)	(1,387,000)
3.05	Gross profit	357,452	810,894	278,431	807,465
3.06	Operating expenses/income	(1,139,306)	(1,904,970)	(293,700)	(795,856)
3.06.01	Selling	(35,610)	(62,957)	(13,512)	(40,990)
3.06.02	General and administrative	(27,674)	(63,805)	(17,605)	(48,624)
3.06.03	Financial	(464,581)	(838,250)	(220,572)	(615,781)
3.06.03.01	Financial income	186,403	306,702	51,742	122,698
3.06.03.01.01	From financial investments	5,254	8,386	2,479	7,689
3.06.03.01.02	From related companies	192	689	13,581	27,507
3.06.03.01.03	Monetary and exchange variations on assets	173,150	265,104	30,709	60,238
3.06.03.01.04	Other	7,807	32,523	4,973	27,264
3.06.03.02	Financial expenses	(650,984)	(1,144,952)	(272,314)	(738,479)
3.06.03.02.01	Interest and commissions on financings	(61,307)	(175,287)	(61,594)	(204,788)
3.06.03.02.02	Monetary and exchange variations on financings	(617,254)	(949,864)	(233,435)	(498,516)
3.06.03.02.03	Interest and exchange variations on export contract advances	(284,376)	(436,021)	(121,401)	(226,565)
3.06.03.02.04	Charges with related companies	(4,560)	(12,962)	6,264	(134)
3.06.03.02.05	Monetary and exchange variations on other obligations	(26,967)	(40,965)	(9,406)	(22,878)
3.06.03.02.06	Hedging operations	352,119	499,958	170,089	268,679
3.06.03.02.07	Other	(8,639)	(29,811)	(22,831)	(54,277)
3.06.04	Other operating income	2,847	8,344	1,175	15,361
3.06.05	Other operating expenses	(52,755)	(97,015)	(21,432)	(56,093)
3.06.06	Equity in the results of subsidiary and associated companies	(561,533)	(851,287)	(21,754)	(49,729)
3.06.06.01	Subsidiary and associated companies	(471,417)	(837,520)	1,682	(24,181)
3.06.06.02	Realization of (goodwill) negative goodwill	(9,323)	124,721	(1,053)	(3,165)
3.06.06.03	Provision for losses – net capital deficiency	(80,793)	(138,488)	(22,383)	(22,383)
3.07	Operating profit (loss)	(781,854)	(1,094,076)	(15,269)	11,609

01.03 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

03.01 – STATEMENT OF INCOME (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 7/1/2002 to 9/30/2002	4 – 1/1/2002 to 9/30/2002	5 – 7/1/2001 to 9/30/2001	6 – 1/1/2001 to 9/30/2001
3.08	Non-operating results	86,770	133,186	3,434	(8,857)
3.08.01	Income	93,344	144,088	575	1,829
3.08.02	Expenses	(6,574)	(10,902)	2,859	(10,686)
3.09	Income (loss) before taxation and participations	(695,084)	(960,890)	(11,835)	2,752
3.10	Provision for income tax and social contribution	11,280	4,112	(4,142)	4,965
3.10.01	Income tax	8,669	4,112	(3,094)	8,966
3.10.02	Social contribution on net income	2,611	0	(1,048)	(4,001)
3.11	Deferred taxation	0	12,761	4,851	(10,648)
3.11.01	Deferred income tax	0	8,843	3,890	(7,779)
3.11.02	Deferred social contribution	0	3,918	961	(2,869)
3.12	Statutory participations and contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	(683,804)	(944,017)	(11,126)	(2,931)
	Number of shares, except treasury (unit)	215,095,412	215,095,412	215,095,412	215,095,412
	Net income per share				
	Loss per share	(3.17907)	(4.38883)	(0.05173)	(0.01363)

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

1 - OPERATIONS

The Company operates in the steel industry and related activities. To promote its activities, it has shareholdings in subsidiary and associated companies (Note 5).

On January 29, 1999, the stockholders of Companhia Siderúrgica Paulista - COSIPA approved the implementation of a project for the corporate, financial, equity and operational restructuring of Cosipa and the Company comprising, among other measures, the reallocation of assets and liabilities between them.

The restructuring maintained the steel activities of the companies via different share compositions. Due to this restructuring, in 1999 the Company subscribed for 496,055 debentures convertible into shares issued by COSIPA, in the amount of R$ 892,900, for which it exercised its conversion right on October 23, 2001.

2 – PRESENTATION OF THE QUARTERLY INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

I - Presentation of the quarterly information (ITR)

The September 30, 2002 quarterly information was prepared in accordance with Brazilian corporate legislation accounting policies and the Brazilian Securities Commission (CVM) instructions, which, with the enactment of Law 9249/95, no longer require the recognition of inflationary effects as from 1996. The quarterly information (ITR) is presented in thousands of reais.

II - Significant accounting policies

(a) Determination of results of operations:

Results are determined on the accrual basis of accounting and include accrued income and charges, as well as monetary correction and exchange variations at official indices or rates on current and long-term assets and liabilities. The effect of income tax and social contribution is deducted from or added to results before determining net income as explained in (b) below.

(b) Current assets and long-term receivables

Inventories – are stated at the average cost of purchase or production, which is lower than realizable value or replacement cost. Imports in progress are stated at the accumulated cost of each import.

Deferred income tax and social contribution – represent the credits on provisions which will be deductible in the future, and also include tax losses and negative social contribution bases in accordance with CVM Deliberation 273/98, which approved the Institute of Independent Auditors of Brazil (IBRACON) pronouncement on accounting for income tax and social contribution (see Note 13). Recognition of tax credits is based on the expectation of future profits which should be substantially realized in up to ten years.

Income tax and social contribution payable are shown in current liabilities and the tax benefit on accelerated depreciation is shown in long-term liabilities and will be realized in up to 13 years.

Other assets and receivables – are shown at realizable amounts, including accrued income, monetary correction and exchange variations, when applicable.

(c) Permanent assets

These are shown at cost including price-level restatements up to December 31, 1995 based on official indices, considering the following:

Investments in subsidiary and associated companies are recorded on the equity method, increased and reduced by goodwill and negative goodwill, respectively. The bases used to amortize goodwill and negative goodwill are described in Note 5.

Depreciation of property, plant and equipment is on the straight-line basis as from the start-up of each unit and is recorded mainly as a charge to cost of production. Depreciation rates take into consideration the expected useful lives of the assets.

(d) Current and long-term liabilities:

Provision for contingencies – set up on a conservative basis to cover probable losses on certain tax cases.

Actuarial liability of Caixa dos Empregados da Usiminas – calculated by independent actuaries contracted by Caixa and represents the liability assumed for benefits granted and to be granted to members and their beneficiaries (Note 11).

Other liabilities – are stated at their known or estimated amounts including accrued charges, monetary correction and exchange variances on a daily pro rata basis, when applicable.

(e) Foreign currency operations

Assets and liabilities arising from foreign currency operations are converted to local currency (R$) at the prevailing exchange rate at the balance sheet date (US$ 1.00=R$ 3.8949).

3 – AVAILABLE FUNDS

Mainly refer to bank deposit certificates and fixed income funds remunerated at rates varying between 100.0% and 102.0% of the CDI rate and financial investments abroad, remunerated at the average rate of 1.25% per annum plus U.S. dollar exchange rate variation.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

04.01 – NOTES TO THE QUARTERLY INFORMATION

4 – TRADE ACCOUNTS RECEIVABLE

	09/30/2002	06/30/2002
Domestic customers	477,110	413,177
Foreign customers	193,818	166,847
Allowance for doubtful accounts	(25,852)	(11,015)
	645,076	569,009

5 – INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

a) The movement for the quarter ended September 30, 2002 is as follows:

	June 30, 2002	Additions (Disposals)	Equity in the results	Realization of (goodwill) negative goodwill	September 30, 2002
Companhia Siderúrgica Paulista	1,153,729		(504,491)		649,238
Usiminas Mecânica S.A. (1)	322,436		578	919	323,933
Usiminas International Ltd	174,466		55,160		229,626
Camargo Corrêa Cimentos S.A. (2)	85,304	(84,493)		(811)	
Consórcio Siderurgia Amazônia Ltd	15,641		(15,641)		
Usiminas Importação e Exportação S.A.	6,245		111		6,356
Siderholding Participações Ltda	23,529		1,906		25,435
RNcentro Participações Ltda	25,798		(5,940)		19,858
Other	33,101	20,254	(3,100)	(9,431)	40,824
Total	1,840,249	(64,239)	(471,417)	(9,323)	1,295,270

(1) Net of negative goodwill of R$ 17,760 (R$ 18,679 at June 30, 2002), related to the appreciation of permanent asset items. This negative goodwill is being amortized proportionally to the realization of those assets.

(2), The Company sold its minority interest in Camargo Corrêa Cimentos S.A., as communicated in a notice published on September 30, 2002.

Construções e Comércio Camargo Corrêa S.A., headquartered in São Paulo - SP, paid cash of R$ 177,518 for the 8,579,534 shares that Usiminas held in Camargo Corrêa Cimentos S.A., of which 4,757,794 common and 3,821,739 preferred shares, corresponding to 12.46% of its capital. The profit on this sale was recognized in non-operating results.

b) On September 30, 2002 the subsidiary Unigal Ltda had a net capital deficiency of R$ 217,782 (R$ 153,989 on June 30, 2002). The Company recorded, proportionally to its participation, a provision for loss – net capital deficiency in long-term liabilities with a contra-entry to provision for losses – net capital deficiency in the statement of income for the period.

c) On September 30, 2002 the subsidiary Usiparts S.A. - Sistemas Automotivos, had a net capital deficiency of R$ 22,063. The Company recorded, proportionally to its participation, a provision for loss - net capital deficiency in investments with a contra-entry to provision for net capital deficiency in the statement of income for the period.

d) At September 30, June 30 and March 31, 2002 and December 31, 2001, subsidiary Companhia Siderúrgica Paulista - COSIPA was not able to comply with various contractual provisions related to loans and financings (financial indices of covenants). This fact was communicated to the creditors and waivers requested, which were subsequently conceded.

Non-compliance with the credit conditions could provoke accelerated amortization of the long-term domestic and foreign liabilities of Companhia Siderúrgica Paulista - COSIPA and of the Company, amounting to R$ 1,263,286 and R$ 954,790 respectively at September 30, 2002.

6 – PROPERTY, PLANT AND EQUIPMENT

a) The change during the quarter ended September 30, 2002 is summarized as follows:

At June 30, 2002	3,724,402
Additions	16,166
Depreciation	(61,104)
At September 30, 2002	3,679,464

b) Depreciation for the quarter ended September 30, 2002 of R$ 61,104 (quarter ended September 30, 2001 - R$ 56,750), was substantially recorded as a charge to cost of production, the average depreciation rate being 4% p.a.

c) Under construction – relate to production optimization and environmental protection projects which should be substantially concluded by December 2002.

7 – LOANS AND FINANCINGS

	9/30/2002		6/30/2002	
	Current	Long-term	Current	Long-term
a) Local				
US$	194,231	411,179	120,487	328,685
Reference Unit (UR)	15,305	9,551	15,137	10,149
General Market Price Index (IGPM)	53,672	311,301	56,385	315,803
Long-term interest rate (TJLP)	120,915	121,407	119,522	150,171
R$	32,904	9,762	2,522	10,936
Basket of currencies (CM)	52,630	17,436	39,230	22,729
	469,657	880,636	353,283	838,473
b) Foreign				
US$	1,338,407	1,064,420	947,876	898,669
EURO	6,033	31,767	4,255	23,927
FRF	2,575		1,858	
	1,347,015	1,096,187	953,989	922,596
Total	1,816,672	1,976,823	1,307,272	1,761,069

During the nine-month period ended September 30, 2002, loans and financings of R$ 554.3 million were contracted, R$ 114.5 million locally and R$ 439.8 million abroad. These resources are basically used for working capital.

Loans and financings in local currency are subject to monetary restatement and to financial charges at an average rate of 8.31% per annum and those in foreign currency to financial changes at an average rate of 4.98% per annum plus exchange variations. These operations are compatible with market conditions for similar risk and terms.

Amounts are guaranteed mainly by property, plant and equipment items evaluated at R$ 2,733,960.

Long-term installments fall due as follows:

	9/30/2002	6/30/2002
2003	150,896	335,527
2004	463,843	363,322
2005	293,977	239,316
2006	508,033	395,578
2007 to 2013	560,074	427,326
	1,976,823	1,761,069

8 – DEBENTURES

Issue on October 31, 1998 – a public offer of 10,000 single issue, sole series, nominative, subordinated debentures not convertible into shares, in the amount of R$ 400,000, falling due on October 31, 2006, and remunerated at 115% of the CDI rate, fully subscribed by the market. At June 30, 2002 4,015 debentures had been redeemed in the amount of R$ 160,600. On July 2, 2002 750 debentures were sold for R$ 30,000.

Issue on February 15 , 2000 – a private offer of 730 debentures, in the amount of R$ 73,000, sole series, with real guarantee and convertible into shares, falling due on February 15, 2005, and remunerated by the TJLP rate plus 4% per annum, fully subscribed by BNDES.

Issue on November 20, 2000 – a public offer of 10,000 single issue, sole series, with real guarantee, subordinated debentures not convertible into shares, in the amount of R$ 100,000, falling due on November 20, 2003, and remunerated at 104% of the CDI rate, fully subscribed by the market.

9 – TAXES PAYABLE IN INSTALLMENTS

	9/30/2002		6/30/2002	
	Current	Long-term	Current	Long-term
National Institute of Social Security (INSS)	15,881	89,459	13,364	86,986
Excise tax (IPI)	30,109		32,375	5,396
Social Contribution on Net Income (CSSL)			8,150	1,358
Other	7,888	7,831	7,073	9,561
	53,878	97,290	60,962	103,301

The installments are subject to 1% interest per month, falling due over periods from 60 to 240 months. The installments with INSS and the National Treasury are guaranteed by permanent assets items of Companhia Siderúrgica Paulista - COSIPA, evaluated at R$ 378,840.

Long-term installments fall due as follows:

	9/30/2002	6/30/2002
2003	4,787	14,767
2004	17,191	14,931
2005	10,524	8,922
2006	8,936	8,922
2007 to 2013	55,852	55,759
	97,290	103,301

10 – PROVISION FOR CONTINGENT LIABILITIES

Management, based on the opinion of its legal advisors, reviews the contingencies and evaluates the possibility of losses, adjusting the provision as required.

At September 30, 2002, the main accrued contingencies relate to judicial proceedings for various taxes, basically Income tax and Social Contribution, amounting to R$ 341,940 (R$ 320,101 at June 30, 2002).

The Company also has various civil, fiscal, tax, environmental and labor contingencies in course amounting to approximately R$ 10,606 at September 30, 2002 (R$ 10,606 at June 30, 2002). Based on the opinion of its legal advisors, a provision for loss has not been recorded because successful outcomes are expected.

11 – CAIXA DOS EMPREGADOS DA USIMINAS – ACTUARIAL LIABILITY

On August 28, 1972, the company formed Caixa dos Empregados da Usiminas, a non-profit civil entity classified as a closed private pension fund. The main objective, in conformity with applicable legislation, is to supplement the pensions of members and to pay the beneficiaries of deceased members.

Together with the other sponsors, the company has been making monthly contributions to cover an insufficiency of technical reserves determined at the end of 1994. An amortization plan was approved by the Supplementary Retirement Income Secretariat of the Ministry of Social Security for payment over 35 years. As from January 2002, based on the debtor balance of the reserve to be amortized, calculated in December 2001, amortization will be in monthly equal installments over 19 years with interest of 6% p.a. monthly restated by IGP-M. Installments paid during the nine-month period ended September 31, 2002 amounted to R$ 41,583 thousand (nine-month period ended September 31, 2001 – R$ 24,258 thousand). According to the regulations of Benefit Plan 1, approved on November 11, 1996, as from that date any insufficiencies of reserves which come to occur will be covered in equal parts by the sponsor companies and members, active or retired, based on conditions and criteria actuarially established to be approved by the appropriate authority.

On August 1, 1998, the new benefit plan administered by Caixa dos Empregados da Usiminas - USIPREV became effective. Following the trend of supplementary retirement systems, this new plan is based on a modern concept offering greater security to sponsors and members. The entity will now administer two benefit plans: the former, established on August 28, 1972, characterized as a defined benefit plan, and USIPREV, with the characteristic of a mixed plan with a defined contribution for the programmed benefits and a defined benefit for risk benefits. Although directed at new employees, USIPREV permitted the migration of members from the old plan.

Company contributions during the nine-month period ended September 30, 2002 amounted to R$ 5,747 thousand (nine-month period ended September 30, 2001 – R$ 5,346) and were charged to results of operations, mainly in cost of sales and services.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

04.01 – NOTES TO THE QUARTERLY INFORMATION

The technical reserves of Caixa (actuarial liability) are calculated by and are the responsibility of an independent actuary contracted by Caixa and represent the obligation assumed for benefits granted and to be granted to members and their beneficiaries.

To comply with CVM Deliberation 371/00, the company recorded the adjustment to the actuarial liability arising from the benefits to which the employees will be entitled after their length of service. The actuarial study, made by an independent actuary as of December 31, 2001, indicated a liability of R$ 909,466, which was accounted for in stockholders' equity, as a prior-year adjustment, as follows

Reconciliation of the liability recorded in the balance sheet:

Present value of the actuarial liability	(1,619,118)
Fair value of assets	709,652
Cost of current service, net	(909,466)
Provision set up, net of amortization	(26,020)
Total	(935,486)

Amounts to be recognized in the 2002 statement of income:

Cost of current service, gross	1,939
Cost of interest	160,261
Expected earnings for the plan assets	(70,157)
Employees' contributions	(1,906)
Total	90,137
Recognized expenses	(67,603)
Expenses to be recognized	22,534

The main actuarial hypotheses were:

<u>Actuarial method:</u>	
Discount rate	10.24% p.a.
Expected return rate of the assets	10.24% p.a.
Future salary increases	6.08% p.a.
Increase in the social security benefits	4.0% p.a.
Inflation	4.0% p.a.
Capacity factor	
. Salaries	98%
. Benefits	98%

12 – STOCKHOLDERS' EQUITY

Changes in the quarter ended September 30, 2002 are summarized as follows:

	Paid-up capital	Capital reserves	Revenue reserves	Accumulated losses	Total
At June 30, 2002	1,221,000	1,998,775	153,892	(260,213)	3,113,454
Net loss for the quarter				(683,804)	(683,804)
At September 30, 2002	1,221,000	1,998,775	153,892	(944,017)	2,429,650

There were no changes in stockholders' rights during the quarter.

(a) Capital

Capital comprises 225,285,820 shares with no nominal value, of which 112,280,152 are common, 111,986,115 class A preferred and 1,019,553 class B preferred. Common shares have the right to vote at stockholders' meetings. Preferred shares have (i) priority to the return of capital, without premium, were the company to be liquidated, (ii) the same rights as the common shares to participate in any bonuses approved at stockholders' meetings and (iii) the right to vote at meetings if the preferred dividends are not paid for three consecutive years. All stockholders are assured of a minimum dividend of 25% of net income for each year, calculated in accordance with Brazilian corporate legislation.

(b) Reserves

- Premium on share subscription – set up in the merger process in conformity with Article 14, sole paragraph of Law 6404/76. This reserve may be used to absorb losses which exceed the retained earnings and revenue reserves, redeem, reimburse or purchase shares, redeem founders shares, increase capital and the payment of dividends on preferred shares, when this advantage is assured to them (Article 200 of Law 6404/76).

- Treasury stock – at September 30, 2002, the company held in treasury 561,482 common, 9,297,350 class A preferred and 331,576 class B preferred shares, of which 200,400 common and 9,297,350 class A preferred shares were acquired during 1997 and 1998, and 361,082 common and 331,576 class B preferred shares related to the holding in the merging company. With the merger process, these shares were maintained in treasury in order to preserve the share structure of the company.

- Fiscal incentive – corresponds to the reduction up to 1996 of 95% of excise tax (IPI) paid (Law 7554/86).

- Legal reserve – set up based on 5% of net income of each year until it attains 20% of share capital.

- Reserve for investments and working capital – set up as follows:

- 5% of adjusted net income for the year and amounting to R$ 11,444 at December 31, 2001 the objective of which is to assure investments in operations or additional working capital. The balance may not exceed 95% of share capital and may be used to absorb losses, distribute dividends, redeem, reimburse or purchase shares, or increase capital.

- A further R$ 130,401 out of adjusted net income to supplement investments in operations under the terms of Article 196 of Law 6404/76, based on a budget approved at the Ordinary General Meeting which deliberated on the annual financial statements. This portion can also be used to absorb losses, distribute dividends, redeem, reimburse or purchase shares, or increase capital.

13 – INCOME TAX AND SOCIAL CONTRIBUTION

a) Deferred income tax and social contribution

	9/30/2002	6/30/2002
Income tax:		
Tax losses	578,153	578,153
Temporary differences	272,827	272,827
Contingent taxes	41,541	41,541
	892,521	892,521
Social contribution:		
Negative social contribution basis	183,063	183,063
Temporary differences	91,821	91,821
	274,884	274,884
Long-term receivables	**1,167,405**	**1,167,405**
Income tax:		
Accelerated depreciation	56,693	58,905
Long-term liabilities	**56,693**	**58,905**

b) Income tax and social contribution in results of operations

	9/30/2002		9/30/2001	
	Income tax	Social contribution	Income tax	Social contribution
Profit (loss) before income tax and social contribution	(960,890)	(960,890)	2,752	2,752
Additions (exclusions)	955,017	946,416	49,461	39,440
Calculation basis before offset of losses	(5,873)	(14,474)	52,213	42,192
Offset of tax losses and negative social contribution basis			(15,664)	(12,658)
Calculation basis	(5,873)	(14,474)	36,549	29,534
Income tax and social contribution			(6,503)	(2,658)
Fiscal incentive			310	
Income tax and social contribution			(6,193)	(2,658)
Deferred income tax and social contribution on temporary differences	12,955	3,918	(7,779)	(2,869)
ILL State tax on net income recoverable/Corporate Annual Economic Return (DIPJ) adjustments			15,159	(1,343)
Total income tax and social contribution (expense) income	12,955	3,918	1,187	(6,870)

The income tax rate was 25% and the social contribution rate 12% as from May 1999 up to January 31, 2000 and 9% from February 1, 2000 up to December 31, 2002.

In order to conform with the new requirements of CVM Instruction 371/02, management is revising its studies for the recording of deferred tax assets. After conclusion, management will take the necessary actions.

Tax credits recorded are in conformity with CVM Deliberation 273/98.

14 – BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

The main balances and transactions may be summarized as follows:

	Assets			
	Current		Long-term	
	9/30/2002	6/30/2002	9/30/2002	6/30/2002
USIMINAS MECÂNICA S.A.	13,198	12,630		
CIA. VALE DO RIO DOCE	383	476		
USIPARTS S.A. - SISTEMAS AUTOMOTIVOS	9,962	12,542		37,783
CIA. SIDERÚRGICA PAULISTA - COSIPA	18,112	9,230		
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS	27,851	21,142		
RIO NEGRO COM. IND. AÇO S.A.	34,848	24,661		
CAMARGO CORRÊA CIMENTOS S.A.		453		
MRS LOGÍSTICA S.A.	97	149		
USIMINAS INTERNATIONAL LTD			250,220	181,410
SIDERHOLDING PARTICIPAÇÕES LTDA.	2,820	2,355	209	157
USIROLL - USIMINAS COURT TECNOLOGIA EM ACABAMENTOS SUPERFICIAIS LTDA.		2	643	924
UNIGAL LTDA.	77	132		
TOTAL	107,348	83,772	251,072	220,274

	Liabilities			
	Current		Long-term	
	9/30/2002	6/30/2002	9/30/2002	6/30/2002
USIMINAS MECÂNICA S.A.	113,516	112,077		
NIPPON USIMINAS CO LTD (*)	78,113	62,195	506,337	398,216
CIA. VALE DO RIO DOCE	8,403	9,269		
CIA. SIDERÚRGICA PAULISTA - COSIPA	21,219	21,245		
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS	26,545	9,627		
RIO NEGRO COM. IND. AÇO S.A.	936	881		
CAMARGO CORRÊA CIMENTOS S.A.		3,722		26,560
MRS LOGÍSTICA S.A.		424		
USIMINAS INTERNATIONAL LTD (*)	4,337	1,243	214,220	156,442
USIROLL - USIMINAS COURT TECNOLOGIA EM ACABAMENTOS SUPERFICIAIS LTDA.	19	320		
UNIGAL LTDA.	16,727	11,428		
TOTAL	269,815	232,431	720,557	581,218

(*) Loans and financings in U.S. dollars, on which incide charges of 4.34% to 4.81% per annum.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

04.01 - NOTES TO THE QUARTERLY INFORMATION

	Sales		Purchases	
	Nine-month period ended		Nine-month period ended	
	9/30/2002	9/30/2001	9/30/2002	9/30/2001
USIMINAS MECÂNICA S.A.	55,572	43,737	28,986	38,885
CIA. VALE DO RIO DOCE	1,230	773	227,388	199,458
USIPARTS S.A. - SISTEMAS AUTOMOTIVOS	12,567	12,872		1,026
CIA. SIDERÚRGICA PAULISTA - COSIPA	25,388	21,327	2,695	1,291
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS	114,603	101,054	41	49
RIO NEGRO COM. IND. AÇO S.A.	126,873	135,149	11,690	11,798
MRS LOGÍSTICA S.A.	800	302	29,516	28,130
USIMPEX INDUSTRIAL S.A.			293	
USIROLL - USIMINAS COURT TECNOLOGIA EM ACABAMENTOS SUPERFICIAIS LTDA.	1	2	2,716	2,234
UNIGAL LTDA.	597	1,268	84,605	1,939
TOTAL	337,631	316,484	387,930	284,810

	Income		Expenses	
	Nine-month period ended		Nine-month period ended	
	9/30/2002	9/30/2001	9/30/2002	9/30/2001
USIMINAS MECÂNICA S.A.			12,962	10,433
USIPARTS S.A. - SISTEMAS AUTOMOTIVOS	689	621		
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS				134
USIMINAS INTERNATIONAL LTD	100,640	26,886		
USIROLL - USIMINAS COURT TECNOLOGIA EM ACABAMENTOS SUPERFICIAIS LTDA.	59	171		
TOTAL	101,388	27,678	12,962	10,567

Transactions with related companies are carried out at conditions compatible with the market, considering prices, terms, financial charges etc. Any differences of the balances and operations above listed with those indicated by the subsidiary companies mainly refer to operations in course, which are normal and considered irrelevant to the financial statements taken as a whole.

15 – FINANCIAL INSTRUMENTS

These are recorded in asset and liability accounts at September 30 and June 30, 2002. Management of these instruments is effected through operating strategies aiming at liquidity, profitability and safety. The control policy consists of the permanent follow-up of contracted rates versus market rates.

(a) Credit risk

The sales policy of the company is subordinated to the credit procedures determined by management, which aim at minimizing problems arising from delinquent customers. This objective is met through the selection of customers in accordance with their payment capacity and diversification of accounts receivable (risk pulverization). There is also a provision for doubtful accounts of R$ 25,852 (R$ 11,015 at June 30, 2002) representing 3.85% of the outstanding accounts receivable (1.90% at June 30, 2002), to face credit risks.

(b) Exchange rate risk

As the Company has significant liabilities in foreign currency, mainly in U.S. dollars, results could be significantly affected by exchange variations.

As a preventive measure and to reduce the effects of exchange variation, management has a policy for the maintenance of assets linked to foreign exchange fluctuations, as shown below:

	In thousands of U.S. dollars	
	9/30/2002	6/30/2002
A) Loans/financings in foreign currency	800,708	839,445
B) Assets in U.S. dollars	217,387	232,904
C) Swap operations	316,474	320,038
D) Net exposure (A-B-C)	266,847	286,503

To the net exposure in U.S. dollars at September 30 and June 30, 2002, shown above may be included the net balance of exports and imports to be realized in 2002, as forecast below (not reviewed by independent accountants):

	In thousands of U.S. dollars
A) Exports	233,184
B) Imports	182,780
Net balance (A-B)	50,404

The SWAP operations during the year may be summarized as follows:

	9/30/2002	6/30/2002
Amount – US$ thousand	316,474	320,038
Balance in current assets under Financial Instruments	157,976	33,752
Balance in long-term receivables under Financial Instruments.	267,736	55,755

	Nine-month period ended 9/30/2002	Nine month period ended 9/30/2001
Net income (expenses) classified under Financial income (expenses)	499,958	268,679

At September 30, 2002, if the operations referred to above were realized under present market conditions, they would represent an asset balance of R$ 60,428.

Presently, the Company does not intend to settle these operations before their maturity.

The market value of other assets and liabilities do not differ significantly from their book values, since they have been negotiated and recorded at rates and conditions practiced in the market for operations of similar nature, risk and term.

(c) Price risk

Since exports are equivalent to 20% of sales expected for 2002, the future volatility of foreign exchange rates represents a price risk that may impact expected results. This risk is mostly counterbalanced by the significant volume of imports expected for the same year, as shown above.

(d) Interest rate risk

Interest rates contracted for short and long-term loans and financings and debentures are as follows:

Loans and financings	9/30/2002	%	6/30/2002	%
Prefixed	762,453	18	657,913	19
TJLP	267,178	6	294,979	8
Libor	2,763,864	65	2,115,449	61
Sub total	3,793,495	89	3,068,341	88
Debentures:				
TJLP	85,507	2	82,692	2
CDI	389,766	9	341,436	10
Sub total	475,273	11	424,128	12
Total	4,268,768	100	3,492,469	100

16 – INSURANCE COVER

Insurance policies taken out by Usiminas provide cover which management considers to be sufficient.

For buildings, products and raw materials, equipment, machinery, furniture, objects, utensils, and installations that form part of the insured plants and respective facilities of Usiminas, Usiminas Mecânica, Cosipa, Unigal, Usiroll, Usiparts, Usimplex Industrial and Rio Negro, with a value at risk of US$ 9,936,677 thousand, there is an All Risks policy with a maximum indemnity of US$ 500,000 thousand per claim. For Usiminas, Unigal and Cosipa the deductible amount is US$ 1,500 thousand (US$ 100 thousand for the other companies) for material damages and coverage for loss of profits with a deductible of fourteen days.

This policy was effective up to October 30, 2002 and is in the renewal process effective from this date with the following alterations:

Value at risk - US$ 12,323 million;
Maximum indemnity limit - US$ 800 million;
Deductible - US$ 5 million

(A free translation of the original in Portuguese) **Unaudited**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
September 30, 2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

05.01 - COMMENTS ON COMPANY PERFORMANCE

In the nine-month period ended September 30, 2002 USIMINAS recorded a net loss of R$ 944.0 million. During the same prior year period there was a net loss of R$ 2.9 million. Consolidated loss was R$ 943.0 million in the current nine-month period against net income of R$ 22 million in the same period of 2001. Results were strongly impacted by financial expenses of R$ 838.2 million in the parent company and R$ 2,553.6 million in consolidated, which mainly arise from the net exchange loss caused by the devaluation of the Real (R$) against the U.S. dollar that in the current period devalued by 67.85%.The accounting nature of this loss that does not affect the Company's cash position should be emphasized, since an expressive portion of the exchange loss, equivalent to R$ 969 million, results from advances on contracts with guarantees of future exports by COSIPA, and does not signify losses since the effective sales will provide resources indexed to exchange rates which should fully compensate any exchange losses.

Gross profit was R$ 810,9 million in the nine-month period of 2002, with a margin of 32.5%, lower by 4.3% points compared to the same prior year period. This reduction arises from the lower average price of products exported, arising from sales of 276.0 thousand tons of plates, a product with lower added value, and of the increase in the costs of raw materials, mainly imported coal and coke, iron ore and electrical energy. Consolidated gross profit of R$ 1,357.3 million was higher by 15.8% than that of the same period of 2001.

Operating profit before financial expenses and income, and equity in the results of subsidiary companies, was R$ 595.5 million during the current period, lower than R$ 677.1 million in the same prior year period. Consolidated operating profit under the same criteria amounted to R$ 986.8 million, higher than the R$ 926.1 million in the same prior year period.

EBITDA was R$ 851.9 million in the current period, against R$ 863.7 million in the same prior year period. Consolidated EBITDA reached R$ 1,409.7 million, 13.6% higher than the same 2001 period, of R$ 1,240.7 million. The equity in results of subsidiaries were unfavorable and resulted mainly from the exchange losses in certain subsidiaries. The equity in the results, net of goodwill and negative goodwill was negative by R$ 851.3 million during the current period, against the R$ 49.7 million loss in the same prior year period.

PRODUCTION

During the nine-month period ended September 30, 2002, 3,460.4 thousand tons of molten steel were produced, 0.9% lower than in the same prior year period. The production consolidated with Cosipa reached, in the nine-month period, the volume of 6,297.8 thousand tons, 14.6% higher than the same prior year period.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

05.01 – COMMENTS ON COMPANY PERFORMANCE

Production summary:

In thousands of tons

	Usiminas			
	Jul/Sep/2002	Jan/Sep/2002	Jul/Sep/2001	Jan/Sep/2001
Molten steel	1,181.8	3,460.4	1,173.5	3,493.7
Laminated steel	1,056.3	3,128.3	1,063.6	3,096.6
	Consolidated Usiminas/Cosipa			
	Jul/Sep/2002	Jan/Sep/2002	Jul/Sep/2001	Jan/Sep/2001
Molten steel	2,227.1	6,297.8	1,609.9	5,495.0
Laminated steel	1,985.1	5,645.7	1,733.6	5,019.9

SALES

Gross sales of the parent company for the nine-month period ended September 30, 2002 amounted to R$ 3,201.2 million, 12.9% higher than in the same prior year period. Consolidated gross sales reached R$ 5,584.8 million in the current period, 19.2% more than the same prior year period, which amounted to R$ 4,685.1 million.

Sales volume in the current period was 3,068.0 thousand tons of laminated steel. During the same 2001 period, the volume was 3,039.4 thousand tons, which represents an increase of 0.94%.

During the nine-month period ended September 30, 2002 78% of total volume sold was in the local market, and 22% in foreign markets. During the same 2001 period, 83% was to the local market and 17% to foreign markets.

Sales volume may be summarized as follows:

In tons

	Jul/Sep/2002	Jan/Sep/2002	Jul/Sep/2001	Jan/Sep/2001
Market				
• Local	772,065	2,387,291	852,425	2,529,672
• Foreign	248,883	680,687	182,244	509,699
Total	1,020,948	3,067,978	1,034,669	3,039,371

The average invoicing period was 24 days and of receipt 36 days in September 2002, against respectively 24 days and 38 days in June 2002.

05.01 – COMMENTS ON COMPANY PERFORMANCE

PERSONNEL

The number of employees may be summarized as follows:

	9/30/2002	6/30/2002	9/30/2001
Plant	7,365	7,423	7,712
Head office/offices	610	609	615
Total	7,975	8,032	8,327

INVESTMENTS

During the nine month period ended September 30, 2002 USIMINAS invested only R$ 54.9 million, basically for major repairs and permanent assets.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2002

01.04 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 – DESCRIPTION	3 - 9/30/2002	4 –6/30/2002
1	Total assets	15,946,889	14,296,915
1.01	Current assets	3,709,369	2,926,634
1.01.01	Available funds	879,652	388,907
1.01.02	Receivables	1,329,104	1,228,798
1.01.02.01	Trade accounts receivable	1,115,298	980,435
1.01.02.02	Taxes recoverable	153,683	137,499
1.01.02.03	Securities receivable	60,123	110,864
1.01.03	Inventories	1,205,226	1,211,024
1.01.03.01	Finished products	306,704	315,415
1.01.03.02	Work in process	236,087	215,283
1.01.03.03	Raw materials	280,929	316,106
1.01.03.04	Supplies and maintenance materials	254,967	249,094
1.01.03.05	Imports in transit	63,897	49,122
1.01.03.06	Other	62,642	66,004
1.01.04	Other	295,387	97,905
1.01.04.01	Advances for supplies and services	23,990	26,918
1.01.04.02	Receivables from related companies	68,343	8,077
1.01.04.03	Prepaid expenses	26,823	27,083
1.01.04.04	Financial instruments	176,231	35,827
1.02	Long-term receivables	2,775,398	1,888,608
1.02.01	Sundry receivables	24,474	24,009
1.02.01.01	Current accounts	17,247	16,711
1.02.01.02	Other	7,227	7,298
1.02.02	Related companies	7,980	5,985
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	1,124	5,985
1.02.02.03	Other related companies	6,856	0
1.02.03	Other	2,742,944	1,858,614
1.02.03.01	Deferred income tax and social contribution	1,776,194	1,482,232
1.02.03.02	Shares of other companies	8,849	15,408
1.02.03.03	Deposits at law	138,399	125,513
1.02.03.04	Properties for sale	44,646	44,646
1.02.03.05	Financial instruments	649,311	82,770
1.02.03.06	Other	125,545	108,045
1.03	Permanent assets	9,462,122	9,481,673
1.03.01	Investments	59,724	181,234
1.03.01.01	Associated companies	3,115	104,060
1.03.01.02	Subsidiary companies	9,424	18,051

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2002

01.04 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 – DESCRIPTION	3 - 9/30/2002	4 –6/30/2002
1.03.01.03	Other investments	47,185	59,123
1.03.02	Property, plant and equipment	9,329,972	9,227,657
1.03.02.01	In use	12,230,042	12,152,852
1.03.02.02	Depreciation	(3,742,996)	(3,631,859)
1.03.02.03	Construction in progress	842,926	706,664
1.03.03	Deferred charges	72,426	72,782

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2002

01.05 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2002	4 - 6/30/2002
2	Total liabilities	15,946,889	14,296,915
2.01	Current liabilities	5,450,360	3,978,004
2.01.01	Loans and financings	4,525,244	3,297,597
2.01.02	Debentures	49,545	28,930
2.01.03	Suppliers	335,851	207,434
2.01.04	Taxes, charges and contributions	105,357	84,958
2.01.04.01	Taxes payable	56,601	44,804
2.01.04.02	Salaries and social security contributions	28,524	19,923
2.01.04.03	Income tax and social contribution	20,232	20,231
2.01.05	Dividends payable	1,762	3,853
2.01.06	Provisions	93,761	96,615
2.01.06.01	Labor liabilities	93,761	81,585
2.01.06.02	Other	0	15,030
2.01.07	Payables to related companies	42,045	24,829
2.01.08	Other	296,795	233,788
2.01.08.01	Accounts payable	225,998	169,006
2.01.08.02	Other	15,558	2,461
2.01.08.03	Taxes payable in installments	55,239	62,321
2.02	Long-term liabilities	8,025,970	7,132,556
2.02.01	Loans and financings	5,413,405	4,595,305
2.02.02	Debentures	425,728	395,198
2.02.03	Provisions	1,597,149	1,558,301
2.02.03.01	Contingent liabilities	598,149	593,059
2.02.03.02	Actuarial liability	999,000	965,242
2.02.04	Payables to related companies	10,942	37,347
2.02.05	Other	578,746	546,405
2.02.05.01	Deferred income tax	56,845	58,905
2.02.05.02	Taxes payable in installments	101,270	107,479
2.02.05.03	Accounts payable to FEMCO	363,913	346,989
2.02.05.05	Other	56,718	33,032
2.03	Deferred income	0	0
2.04	Minority interest	55,566	102,228
2.05	Stockholders' equity	2,414,993	3,084,127
2.05.01	Paid-up capital	1,221,000	1,221,000
2.05.01.01	Common shares	608,534	608,534
2.05.01.02	Preferred shares	612,466	612,466
2.05.02	Capital reserves	1,998,775	1,998,775
2.05.02.01	Share premium	2,030,862	2,030,862
2.05.02.02	Treasury stock	(181,611)	(181,611)
2.05.02.03	IPI Fiscal Incentive- Law 7554/86	149,524	149,524

01.05 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2002	4 - 6/30/2002
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	138,395	138,395
2.05.04.01	Legal	12,229	12,229
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	126,166	126,166
2.05.04.07.01	For investments and working capital	126,166	126,166
2.05.05	Retained earnings (accumulated losses)	(943,177)	(274,043)

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2002

01.01 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

07.01 - CONSOLIDATED STATEMENT OF INCOME (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 7/1/2002 to 9/30/2002	4 – 1/1/2002 to 09/30/2002	5 – 7/1/2001 to 9/30/2001	6 – 1/1/2001 to 9/30/2001
3.01	Gross sales and/or services	2,103,891	5,584,819	1,582,443	4,685,138
3.02	Deductions	(427,720)	(1,191,617)	(356,770)	(1,040,274)
3.03	Net sales and/or services	1,676,171	4,393,202	1,225,673	3,644,864
3.04	Cost of sales and/or services	(1,061,109)	(3,035,929)	(825,469)	(2,473,344)
3.05	Gross profit	615,062	1,357,273	400,204	1,171,520
3.06	Operating expenses/income	(1,650,834)	(2,838,471)	(530,236)	(1,340,781)
3.06.01	Selling	(65,783)	(122,817)	(31,247)	(84,321)
3.06.02	General and administrative	(55,873)	(145,516)	(45,958)	(124,539)
3.06.03	Financial	(1,431,671)	(2,553,259)	(443,112)	(1,112,648)
3.06.03.01	Financial income	426,275	602,668	110,802	234,248
3.06.03.02	Financial expenses	(1,857,946)	(3,155,927)	(553,914)	(1,346,896)
3.06.04	Other operating income	18,136	34,814	31,610	67,275
3.06.05	Other operating expenses	(61,293)	(136,923)	(40,837)	(103,856)
3.06.06	Equity in the results of subsidiary companies	(54,350)	85,230	(692)	17,308
3.07	Operating loss	(1,035,772)	(1,481,198)	(130,032)	(169,261)
3.08	Non-operating results	5,190	(9,574)	3,527	(7,426)
3.08.01	Income	93,028	144,398	(3,651)	3,708
3.08.02	Expenses	(87,838)	(153,972)	7,178	(11,134)
3.09	Loss before taxation and participations	(1,030,582)	(1,490,772)	(126,505)	(176,687)
3.10	Provision for income tax and social contribution	9,555	(2,970)	(9,122)	(5,342)
3.11	Deferred income tax	292,770	481,238	114,652	195,780
3.12	Statutory participations and contributions	(208)	(2,250)	12	(7,848)
3.12.01	Participations	(208)	(2,250)	12	(7,848)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	44,462	71,577	(2,414)	(5,881)
3.15	Net income (loss) for the period	(684,003)	(943,177)	(23,377)	22
	Number of shares, except treasury (units)	215,095,412	215,095,412	215,095,412	215,095,412
	Net income per share				0.00010
	Loss per share	(3,18000)	(4.38492)	(0.10868)	

01.06 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE

Refer to Item 05.01 – Comments on Company Performance

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

09.01 – INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 – SUBSIDIARY/ASSOCIATED COMPANY'S REGISTERED NAME	3 – NATIONAL CORPORATE TAXPAYERS' REGISTRY – CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES IN THE CURRENT QUARTER (Units)		9 – NUMBER OF SHARES IN THE PRIOR QUARTER (Units)	
01	COMPANHIA SIDERÚRGICA PAULISTA – COSIPA	02.790.893/0001-41	LISTED SUBSIDIARY COMPANY	92.89	26.73
COMMERCIAL, INDUSTRIAL AND OTHER		3,721,922,600		3,721,922,600	
02	USIMINAS MECÂNICA S.A.	17.500.224/0001-65	UNLISTED SUBSIDIARY COMPANY	99.99	13.34
COMMERCIAL, INDUSTRIAL AND OTHER		1,582,321,567,805		1,582,321,567,805	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2002

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – Item	01
2 – Issue number	Sole
3 – CVM Registration number	SRE 558/99
4 – CVM Registration date	6/18/1999
5 – Issue series	Sole
6 – Type	Simple
7 – Nature	Public
8 – Issuance date	10/31/1998
9 – Maturity date	10/31/2006
10 – Type of debenture	Subordinated
11 – Remuneration condition	115% of CDI
12 – Premium/discount	-
13 – Face value (reais)	40,000.00
14 – Amount issued (reais thousand)	400,000
15 – Number of securities issued (unit)	10,000
16 - Outstanding (unit)	6,735
17 – In treasury (unit)	0
18 – Redeemed (unit)	3,265
19 - Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2002

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – Item	02
2 – Issue number	2nd
3 – CVM Registration number	
4 – CVM Registration date	
5 – Issue series	Sole
6 – Type	Convertible
7 – Nature	Private
8 – Issuance date	2/15/2000
9 – Maturity date	2/15/2005
10 – Type of debenture	Real
11 – Remuneration condition	TJLP rate + 4% per annum
12 – Premium/discount	
13 – Face value (reais)	100,000.00
14 – Amount issued (reais thousand)	73,000
15 – Number of securities issued (unit)	730
16 - Outstanding (unit)	730
17 – In treasury (unit)	0
18 – Redeemed (unit)	0
19 - Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2002

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – Item	03
2 – Issue number	3rd
3 – CVM Registration number	CVM/SRE/DEB 2001/003
4 – CVM Registration date	2/5/2001
5 – Issue series	Sole
6 – Type	Simple
7 – Nature	Public
8 – Issuance date	11/20/2000
9 – Maturity date	11/20/2003
10 – Type of debenture	Subordinated
11 – Remuneration condition	104% of CDI
12 – Premium/discount	
13 – Face value (reais)	10,000.00
14 – Amount issued (reais thousand)	100,000
15 – Number of securities issued (unit)	10,000
16 – Outstanding (unit)	10,000
17 – In treasury (unit)	0
18 – Redeemed (unit)	0
19 – Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

17.01 – REPORT ON THE SPECIAL REVIEW - UNQUALIFIED

November 14, 2002

To the Board of Directors and Stockholders
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS for the quarters and periods ended September 30 and June 30, 2002 and September 30, 2001. This quarterly information is the responsibility of Company management. The determination of the composition of the technical reserves of Caixa dos Empregados da Usiminas which is the basis for the calculation of the actuarial liability was made by external actuarial consultants of Caixa, and our report, insofar as it relates to the calculation of this actuarial liability amounting to R$ 935,486 thousand at September 30, 2002 (R$ 909,466 at June 30, 2002) is based exclusively on the reports of these consultants.

2 Our reviews were performed in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with the officials responsible for the accounting, financial and operating areas of the company with regard to the criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company's financial position and operations.

3 Based on our limited reviews and on the reports of the actuarial consultants referred to in paragraph 1, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting principles determined by Brazilian corporate legislation applicable to the preparation of quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4 As mentioned in Note 5 (d) to the quarterly information, the subsidiary Companhia Siderúrgica Paulista – COSIPA has to comply with certain loan covenants which if not met would cause the accelerated amortization of certain long-term domestic and foreign liabilities of both COSIPA and of the Company amounting, respectively, to R$ 1,263,286 thousand and R$ 954,790 thousand at September 30, 2002. The Company and COSIPA have discussed the situation with these creditors in order to assure that the financial conditions of the contracts are complied with, and have been successful in the renegotiations. Waivers of the restrictive clauses as at December 31, 2001, March 31, June 30 and September 30, 2002 were conceded by certain creditors. Consequently, the companies maintain these liabilities classified in long-term liabilities.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

17.01 - REPORT ON THE SPECIAL REVIEW - UNQUALIFIED

5 As mentioned in Note 1 to the quarterly information, on November 25, 1998 the stockholders of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS and of COSIPA approved the basic project for a corporate, financial, equity and operational restructuring, including, among other measures, the reallocation of assets and liabilities between them. Implementation of this project was approved by COSIPA stockholders on January 29, 1999. The steel activities continue to be conducted via separate stockholder groups.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Partner
Contador CRC RS044214 "S" MG

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2002

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

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